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VIA EDGAR

October 13, 2000

United States Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549
USA


Ladies and Gentlemen:

RE:  FORM 6-K


We enclose for filing via EDGAR a Form 6-K.



Yours truly,

SIDEWARE SYSTEMS INC.
  per:

"GRANT SUTHERLAND"

Grant Sutherland, Chairman